CROSS LAKE MINERALS LTD.

TSX: CRN

04 MAR 18 AM 7:21

Date:		**Fax:**	202-942-9624
To:	Securities & Exchange Commission	**Pages:**	82-2636
Attention:			
From:	Gordon Keevil		SUPPL
Re:	News Releases	04010669	

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

dlw 3/18

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

March 17, 2004

12(g) No. 82-2636
Symbol CRN-T

Three Targets to be evaluated on the Wasi Creek Property
North-Central British Columbia

Vancouver, British Columbia – **Cross Lake Minerals Ltd.** ("the Company" or "Cross Lake") is pleased to present this summary of the Wasi Creek Property, which is located immediately south of the access road to the Kemess Mine, Omineca Mining Division, northwestern British Columbia. Property access and infrastructure, including hydroelectric power, is excellent. The Property was acquired by staking and as such the Company has a 100% interest.

Mineralization on the Wasi Creek Property was discovered and evaluated by Cominco Ltd. ("Cominco") in the early 1990's. Of the defined targets on the Property the most advanced is the Par sphalerite-galena-pyrite carbonate horizon that was defined by Cominco over a strike length of 2 kilometres and remains open along strike and down dip. The significant results from the Cominco program on the Par Horizon are summarized below:

AREA	Zinc (%)	Lead (%)	Silver (g/t)	Width (m)
Par Horizon:				
Trench 1	2.5	6.0	44.1	9.56
Trench 3	8.4	3.5	13.3	17.2
DH-92-5	12.5	0.4	67.7	1.5
DH 92-6	7.19	2.83	46.8	1.0
and	7.92	0.64	14.8	1.0
DH 92-9	15.05	11.65	72.7	0.7
DH 92-14	10.25	0.4	17.0	1.9
DH 92-16	6.35	1.07	16.5	4.8
and	4.98	0.68	18.0	5.0
DH 92-21	6.9	1.6	18.4	4.5
and	3.1	3.2	32.0	3.1

Cross Lake is planning to evaluate and expand the Par Horizon in more detail during the upcoming 2004 field season. Work will include trenching, further geophysical and soil geochemical surveys, geological mapping, prospecting and potentially diamond drilling. The Company will focus on the higher-grade sections of the Par Horizon.

In addition to the Par Horizon the Company will continue to evaluate and expand a recent discovery, the Carrie Zone. An initial trench completed by the Company in 2002 discovered sphalerite-galena-pyrite mineralization that returned **5.10% zinc, 0.89% lead and 18g/t silver across a sample width of 10 meters. The zone remains open in all directions**. The Carrie Zone is a separate and distinct target from the Par Horizon.

The Company will also follow-up on the discovery of numerous large angular higher-grade massive sulphide boulders that appear to be related to a local source separate from both the Par and Carrie showings. Two of these boulders sampled by the Company returned assays of **26.30% zinc, 25.98% lead and 96.3 g/t silver and the second 8.46% zinc, 42.43% lead and 384.8 g/t silver**. The three drainages from the prospective source area of the massive sulphide were sampled during a subsequent government regional stream sediment survey. These sample

.../Cont'd

sites returned the three highest results for base metals in the entire regional program. The Company verified these results and completed soil geochemical surveys that expanded the area anomalous in base metals. These results have increased the potential of discovering the source of the massive sulphide boulders that is thought to be associated with a structure underlying these drainages.

As outlined above, exploration planned for 2004 will include trenching of the existing zones, geochemical and geophysical surveys, geological mapping, prospecting and, as targets are further defined, diamond drilling. The Company is confident that each of these targets will be enhanced as exploration on the Property continues.

The Company analyzed the massive sulphide boulders at the Cominco Exploration Research Laboratory. The Carrie Zone rock samples were analyzed at ALS Chemex and the soil samples were analyzed at ACME Analytical Laboratories Ltd. of Vancouver. All work since the Property was staked in 2000 has been conducted under the supervision of the Company's Vice President, Exploration, Jim Miller-Tait, P.Geo.

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information, please contact:
Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

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